# UNITED STATES
# SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549



# FORM 8-K

### Current Report
### Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): **January 28, 2013**

# CATERPILLAR INC.

(Exact name of registrant as specified in its charter)

**Delaware**
(State or other jurisdiction of incorporation)

| | |
|---|---|
| **1-768** | **37-0602744** |
| (Commission File Number) | (IRS Employer Identification No.) |
| **100 NE Adams Street, Peoria, Illinois** | **61629** |
| (Address of principal executive offices) | (Zip Code) |

Registrant's telephone number, including area code:  **(309) 675-1000**

Former name or former address, if changed since last report:  **N/A**

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐  Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐  Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 230.425)

☐  Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐  Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

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Item 2.02.          Results of Operations and Financial Condition.

On January 28, 2013, Caterpillar Inc. issued a press release reporting its financial results for the fourth quarter ended December 31, 2012.  A copy of the press release is attached hereto as Exhibit 99.1 and incorporated herein by reference.

The information in this Current Report on Form 8-K, including Exhibit 99.1, is being furnished in accordance with the provisions of General Instruction B.2 of Form 8-K.

Item 9.01.          Financial Statements and Exhibits.

     (d)     Exhibits:

          The following is furnished as an exhibit to this report:

          99.1     Caterpillar Inc. press release dated January 28, 2013.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

CATERPILLAR INC.

January 28, 2013                                        By:  */s/James B. Buda*
                                                              James B. Buda
                                                              Executive Vice President, Law and Public Policy

<u>EXHIBIT INDEX</u>

| Exhibit No. | Description |
| --- | --- |
| <u>99.1</u> | <u>Caterpillar Inc. press release dated January 28, 2013.</u> |

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